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Tel: +1.650.328.4600 Fax: +1.650.463.2600
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File No. 054663-0010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Special Counsel
Johnny Gharib, Staff Attorney
John Krug, Staff Attorney
Sharon Blume, Assistant Chief Accountant
Christine Torney, Staff Accountant

Re:	Aimmune Therapeutics, Inc.
Registration Statement on Form S-1
Filed July 6, 2015
File No. 333-205501

Ladies and Gentlemen:

On behalf of Aimmune Therapeutics, Inc. (the “Company” or “Aimmune”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”). The Company previously submitted its Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2015 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s response to the comment letter to the Registration Statement received on July 20, 2015 from the

July 27, 2015

staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuation, page 66

1.	We acknowledge your revised disclosure for comment 10 that a combination of the market and income approach is being used to determine the equity value. Please disclose the method and the nature of material assumptions used to determine the enterprise value and how the Company is using a combination of the market and income approach to determine the fair value of your common stock.

Response: In response to the Staff’s comment, the Company has revised page 68 of Amendment No. 1 accordingly.

* * *

July 27, 2015

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	Stephen G. Dilly, M.B.B.S., Ph.D. Aimmune Therapeutics, Inc.
Warren L. DeSouza, Aimmune Therapeutics, Inc.
Patrick A. Pohlen, Latham & Watkins LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Stephen P. Salmon, Davis Polk & Wardwell LLP